August 5, 2013

VIA EDGAR AND FEDEX

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	AxoGen, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed July 29, 2013

File No. 333-188597

Dear Ms. Ravitz:

This letter is submitted on behalf of AxoGen, Inc. (the “Company”) in response to the oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), which relate to the Company’s Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-188597 (the “Registration Statement”) filed with the Commission on July 29, 2013 (the “Amended Filing”). The Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) concurrently with the Commission

The Company hereby confirms that the financial statements prepared for the Company’s second quarter of 2013 (the “Financial Statements”) have not yet been finalized and, therefore, have not been included in the Registration Statement. Pending availability of the final Financial Statements, the Company has included summary financial information regarding the second quarter of 2013 in the Registration Statement under the heading “Recent Developments.” The Company undertakes to incorporate the Financial Statements into the Registration Statement by amendment if the final version of the Financial Statements becomes available prior to the effectiveness of the Registration Statement.

The Company has filed listing applications with both NASDAQ and the NYSE and is currently working through the last steps of the application process. Based upon our discussions with both exchanges, the Company believes that it will be accepted to list by both exchanges. However, we have not received a formal approval yet from either exchange and therefore we have not yet revised the Registration Statement to disclose the exchange on which we will list our common shares as of the effective date of the Registration Statement. The Company undertakes to include this disclosure in the Registration Statement by amendment as soon as a final determination regarding the listing of the Company’s common shares is made, but in any event, prior to the effectiveness of the Registration Statement.

Amanda Ravitz, Assistant Director

United States Securities and Exchange Commission

August 5, 2013

Please contact the undersigned at (386) 462-6800 if you have any questions regarding the foregoing.

Sincerely,

/s/ Karen Zaderej

Karen Zaderej
Chief Executive Officer

cc:	Gregory G. Freitag

Fahd M.T. Riaz

Emilio Ragosa